July 15, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Mark P. Shuman
Barbara C. Jacobs
Matthew Crispino
David Edgar
Mark Kronforst

RE:	Rackspace Hosting, Inc.
Amd. 2 to Registration Statement on Form S-1
Filed July 15, 2008
File No. 333-150469

Ladies and Gentlemen:

We are submitting this letter on behalf of Rackspace Hosting, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 10, 2008 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1, as amended (File No. 333-150469) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff five copies of this letter and five marked copies of Amendment No. 2 (against Amendment No. 1 to the Registration Statement filed on June 18, 2008).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.

Form S-l/A

General

1.	We note your response to comment 1 of our letter dated May 23, 2008 and your request to use a price range of up to 30% in the registration statement. Please note that it is the Division’s policy to limit the price range for auctions in which issuers and underwriters reserve the right to set the offering price below the clearing price to $4 (if under $20) or 20% (if over $20). We note the statement in your response that “the Staff has allowed ranges of up to 40% in other auction-based offerings.” Please provide us with a list of these transactions.

Securities and Exchange Commission

Re: Rackspace Hosting, Inc.

July 15, 2008

In response to the Staff’s comment and in accordance with the Division’s policy, we respectfully advise the Staff that the Company intends to set a price range not to exceed $4.00 if under $20.00 and not to exceed 20% if over $20.00. The Company will provide a price range in the Registration Statement by subsequent amendment as soon as practicable.

Front Cover Page Graphic

2.	Please revise the graphic to provide concise contextual information that will enable investors to understand the nature and significance of the company awards identified in the graphic. For example, consider identifying the year in which the company won each award as well as the categories in which the company won. Please note that if you are unable to include in the graphic a description of the awards that is concise and conforms to the requirements of Rule 421(d) of Regulation C, you should remove the references to the awards from the graphic and include a discussion of the awards in the body of the prospectus.

In response to the Staff’s comment, the Company has revised the graphical materials that the Company intends to use in the prospectus to include specific information regarding each award identified in the graphic. To assist the Staff in its review of these materials, the Company supplementally provides such revised graphical materials under separate cover.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Share-Based Compensation, page 61

3.	We note your response to comment 17 of our letter dated May 23, 2008 and the revised disclosures. Your response includes discussion of significant intervening events that affected your valuations. For example, you refer to the status of the data center expansion, international expansion plans, and the integration of Webmail, among others. Currently, you provide only general qualitative information regarding any such events within your disclosures. Please revise to expand these disclosures to provide more robust, specific information using your response as a starting point.

In response to the Staff’s comment, the Company has substantially revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Share-Based Compensation” to provide specific additional discussion of significant intervening events that affected the Company’s common stock valuations.

Results of Operations

Quarter Ended March 31, 2008 and 2007

Recurring Revenue, page 68

Securities and Exchange Commission

Re: Rackspace Hosting, Inc.

July 15, 2008

4.	We note your response to comment 22 of our letter dated May 23, 2008 where you indicate that your monthly customer cancellation rate is not significant. Please clarify that revenue related to customers who cancel their agreements that is included in recurring revenues is not material.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosures on pages 50 and 55 to state that recurring revenues include revenue related to contracts that have been cancelled throughout the year. As previously disclosed, the Company’s cancellation rates have generally been at or below 2% of total revenue per month. However, the Company has historically generated a significant amount of new revenue from its installed base, which generally exceeded the level of customer cancellations. Therefore, the Company believes that recurring revenues are a fair and accurate reflection of revenues that can be expected to recur in future periods. If in the future, customer cancellations were to outweigh upgrades by a significant amount, we would revise our disclosure accordingly.

Executive Compensation

Cash Bonus, page 101

5.	We note your response to comment 30 of our letter dated May 23, 2008. Please revise your disclosure to provide a materially complete description of the purpose of the “interval” in determining awards under your non-equity incentive plan. Explain how you determined the level of the interval for a particular quarter.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 to provide additional information regarding the purpose of the “interval” used in determining the percentage of bonus attainment for the purposes of calculating awards under the non-equity incentive plan and how the “interval” was determined for a particular quarter.

Underwriting, page 148

6.	We note your response to comment 30 of our letter dated May 23, 2008. Please include a description of the indemnification provisions of the underwriting agreement in this section as well as in Item 14 of Part II.

In response to the Staff’s comment, the Company has revised the disclosure on page 165 to describe the provisions relating to indemnification by the underwriters in the underwriting agreement.

*            *            *            *             *

Securities and Exchange Commission

Re: Rackspace Hosting, Inc.

July 15, 2008

Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned by telephone to 512.338.5422 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Brian K. Beard

Brian K. Beard

cc:	Alan Schoenbaum, Rackspace Hosting Inc.
William Alberts, Rackspace Hosting Inc.
Paul E. Hurdlow, DLA Piper US LLP
Philip W. Russell, DLA Piper US LLP
Steven E. Bochner
Derek L. Willis